Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenue
Premiums
Gross	$4,103	$3,758	$7,826	$7,396
Less: Ceded	1,580	1,386	3,096	2,796
Net premiums	2,523	2,372	4,730	4,600
Net investment income (loss):
Interest and other investment income	1,320	1,230	2,599	2,418
Fair value and foreign currency changes on assets and liabilities (Note 4)	(3,500)	1,560	(1,005)	3,481
Net gains (losses) on available-for-sale assets	46	48	142	105
Net investment income (loss)	(2,134)	2,838	1,736	6,004
Fee income	1,293	1,105	2,548	2,171
Total revenue	1,682	6,315	9,014	12,775

Benefits and expenses
Gross claims and benefits paid (Note 6)	3,461	3,136	6,891	6,339
Increase (decrease) in insurance contract liabilities (Note 6)	(2,975)	2,368	173	4,597
Decrease (increase) in reinsurance assets (Note 6)	(121)	(166)	(314)	(112)
Increase (decrease) in investment contract liabilities (Note 6)	(19)	25	(7)	56
Reinsurance expenses (recoveries) (Note 7)	(1,523)	(1,351)	(2,976)	(2,676)
Commissions	508	465	1,000	905
Net transfer to (from) segregated funds (Note 10)	(30)	(13)	(13)	(6)
Operating expenses	1,229	1,124	2,409	2,247
Premium taxes	73	60	143	121
Interest expense	84	78	156	165
Total benefits and expenses	687	5,726	7,462	11,636

Income (loss) before income taxes	995	589	1,552	1,139
Less: Income tax expense (benefit) (Note 8)	245	134	340	251

Total net income (loss)	750	455	1,212	888
Less: Net income (loss) attributable to participating policyholders	(2)	–	(7)	4

Shareholders’ net income (loss)	752	455	1,219	884
Less: Preferred shareholders’ dividends	26	30	52	59
Common shareholders’ net income (loss)	$726	$425	$1,167	$825

Average exchange rates during the reporting periods:
U.S. dollars	1.23	1.09	1.23	1.10
U.K. pounds	1.88	1.83	1.88	1.83
Earnings (loss) per share (Note 12)
Basic	$1.19	$0.70	$1.91	$1.35
Diluted	$1.18	$0.69	$1.90	$1.34

Dividends per common share	$0.38	$0.36	$0.74	$0.72

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	33

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Total net income (loss)	$750	$455	$1,212	$888
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(114)	(242)	673	97
Unrealized gains (losses) on net investment hedges	3	5	(11)	(1)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(182)	134	46	264
Reclassifications to net income (loss)	(19)	(31)	(77)	(70)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	7	4	–	6
Reclassifications to net income (loss)	(5)	(5)	(1)	(10)
Total items that may be reclassified subsequently to income	(310)	(135)	630	286
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	81	(30)	35	(77)
Total items that will not be reclassified subsequently to income	81	(30)	35	(77)
Total other comprehensive income (loss)	(229)	(165)	665	209
Total comprehensive income (loss)	521	290	1,877	1,097
Less: Participating policyholders’ comprehensive income (loss)	(3)	(2)	(2)	4
Shareholders’ comprehensive income (loss)	$524	$292	$1,879	$1,093

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$(12)	$(1)	$(10)	$–
Unrealized gains / losses on available-for-sale assets	69	(35)	3	(73)
Reclassifications to net income for available-for-sale assets	6	8	31	20
Unrealized gains / losses on cash flow hedges	(2)	(1)	–	(2)
Reclassifications to net income for cash flow hedges	1	1	–	3
Total items that may be reclassified subsequently to income	62	(28)	24	(52)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(33)	10	(15)	30
Total items that will not be reclassified subsequently to income	(33)	10	(15)	30
Total income tax benefit (expense) included in other comprehensive income (loss)	$29	$(18)	$9	$(22)

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	Second Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	June 30, 2015	December 31, 2014
Assets
Cash, cash equivalents and short-term securities (Note 4)	$7,454	$6,818
Debt securities (Note 4)	66,750	66,214
Equity securities (Note 4)	5,475	5,223
Mortgages and loans	36,528	33,679
Derivative assets	1,601	1,839
Other invested assets (Note 4)	2,717	2,375
Policy loans	2,998	2,895
Investment properties	6,372	6,108
Invested assets	129,895	125,151
Other assets	3,912	3,429
Reinsurance assets (Note 6)	4,653	4,042
Deferred tax assets	1,246	1,230
Property and equipment	573	555
Intangible assets	929	895
Goodwill	4,264	4,117
Total general fund assets	145,472	139,419
Investments for account of segregated fund holders (Note 10)	90,500	83,938
Total assets	$235,972	$223,357
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)	$104,707	$101,228
Investment contract liabilities (Note 6)	2,842	2,819
Derivative liabilities	2,167	1,603
Deferred tax liabilities	325	155
Other liabilities	10,264	9,725
Senior debentures	2,849	2,849
Subordinated debt	2,182	2,168
Total general fund liabilities	125,336	120,547
Insurance contracts for account of segregated fund holders (Note 10)	82,713	76,736
Investment contracts for account of segregated fund holders (Note 10)	7,787	7,202
Total liabilities	$215,836	$204,485
Equity
Issued share capital and contributed surplus	$10,835	$10,805
Retained earnings and accumulated other comprehensive income	9,301	8,067
Total equity	$20,136	$18,872
Total liabilities and equity	$235,972	$223,357

Exchange rates at the end of the reporting periods:
U.S. dollars	1.25	1.16
U.K. pounds	1.96	1.81

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 5, 2015.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	35

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2015	June 30, 2014
Shareholders:
Preferred shares
Balance, beginning of period	$2,257	$2,503
Redemption of preferred shares (Note 9)	–	(246)
Balance, end of period	2,257	2,257
Common shares (Note 9)
Balance, beginning of period	8,465	8,304
Stock options exercised	33	25
Common shares purchased for cancellation	(74)	–
Issued under dividend reinvestment and share purchase plan	41	48
Issued as consideration for business acquisition (Note 2)	34	–
Balance, end of period	8,499	8,377
Contributed surplus
Balance, beginning of period	83	95
Share-based payments	2	2
Stock options exercised	(6)	(5)
Balance, end of period	79	92
Retained earnings
Balance, beginning of period	6,762	5,899
Net income (loss)	1,219	884
Redemption of preferred shares (Note 9)	–	(4)
Dividends on common shares	(453)	(440)
Dividends on preferred shares	(52)	(59)
Common shares purchased for cancellation (Note 9)	(138)	–
Balance, end of period	7,338	6,280
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	548	329
Unrealized cumulative translation differences, net of hedging activities	773	110
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	6	13
Cumulative changes in liabilities for defined benefit plans	(169)	(32)
Balance, beginning of period	1,164	426
Total other comprehensive income (loss) for the period	660	209
Balance, end of period	1,824	635
Total shareholders’ equity, end of period	$19,997	$17,641
Participating policyholders:
Retained earnings
Balance, beginning of period	$135	$126
Net income (loss)	(7)	4
Balance, end of period	128	130
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	6	1
Balance, beginning of period	6	1
Total other comprehensive income (loss) for the period	5	–
Balance, end of period	11	1
Total participating policyholders’ equity, end of period	$139	$131
Total equity	$20,136	$17,772

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	Second Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$995	$589	$1,552	$1,139
Add: Interest expense related to financing activities	74	75	148	160
Operating items not affecting cash:
Increase (decrease) in contract liabilities	(2,963)	2,500	81	4,907
(Increase) decrease in reinsurance assets	(128)	(279)	(322)	(263)
Unrealized (gains) losses on invested assets	3,600	(1,641)	1,951	(2,959)
Other non-cash items	199	829	(1,315)	32
Operating cash items:
Deferred acquisition costs	(15)	(9)	(31)	(21)
Realized (gains) losses on assets	(252)	(205)	(522)	(523)
Sales, maturities and repayments of invested assets	11,211	19,066	24,387	39,556
Purchases of invested assets	(11,954)	(20,324)	(24,146)	(41,251)
Change in policy loans	(16)	(21)	(24)	14
Income taxes received (paid)	(24)	(76)	(214)	(154)
Mortgage securitization (Note 4)	79	120	99	213
Other cash items	(236)	119	(184)	60
Net cash provided by (used in) operating activities	570	743	1,460	910
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(21)	(22)	(39)	(31)
Investment in and transactions with joint ventures and associates	–	(31)	(3)	(87)
Dividends received from joint ventures and associates	32	–	32	–
Cash received on sale of discontinued operation	–	–	–	72
Other investing activities	(24)	(8)	(39)	(19)
Net cash provided by (used in) investing activities	(13)	(61)	(49)	(65)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	2	(104)	31	(228)
Issuance of subordinated debt, net of issuance costs (Note 9)	–	249	–	249
Redemption of subordinated debt (Note 9)	–	–	–	(500)
Redemption of preferred shares (Note 9)	–	(250)	–	(250)
Issuance of common shares on exercise of stock options	7	5	27	20
Common shares purchased for cancellation (Note 9)	(92)	–	(212)	–
Dividends paid on common and preferred shares	(235)	(221)	(457)	(444)
Interest expense paid	(95)	(92)	(148)	(166)
Net cash provided by (used in) financing activities	(413)	(413)	(759)	(1,319)
Changes due to fluctuations in exchange rates	(19)	(50)	190	41
Increase (decrease) in cash and cash equivalents	125	219	842	(433)
Net cash and cash equivalents, beginning of period	4,081	2,672	3,364	3,324
Net cash and cash equivalents, end of period	4,206	2,891	4,206	2,891
Short-term securities, end of period	3,116	2,850	3,116	2,850
Net cash and cash equivalents and short-term securities, end of period (Note 4)	$7,322	$5,741	$7,322	$5,741

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	37

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board. We have used accounting policies which are consistent with our accounting policies in our 2014 Annual Consolidated Financial Statements. Our Interim Consolidated Financial Statements should be read in conjunction with our 2014 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Acquisitions

On June 15, 2015, we entered into an agreement to acquire Bentall Kennedy for a purchase price of $560 that is subject to customary closing adjustments. Bentall Kennedy is a premier real estate investment manager operating in Canada and the U.S. and provides specialized real estate investment management and real estate services, including property management and leasing. The transaction is subject to regulatory approvals and is expected to close in the third quarter of 2015.

On April 2, 2015, we completed the acquisition of all the shares of Ryan Labs Asset Management Inc. (previously Ryan Labs, Inc.), a New York-based asset manager for $46. The acquired business increased our capacity for liability-driven investing and total return fixed income strategies in the United States. The purchase price consisted of SLF Inc. common shares valued at $34, cash of $5, and estimated contingent consideration of $7 to be paid in SLF Inc. common shares if certain future performance targets are achieved. The fair value of the net identifiable assets acquired in the transaction was $9, which includes an intangible asset of $11 and a related deferred tax liability of $5. The acquired intangible asset consists of client relationships which are subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $37 as a result of this transaction. The goodwill includes the benefit of synergies and future business and other economic benefits arising from this transaction and is not deductible for tax purposes.

3.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none are individually significant to our operations.

38	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$732	$51	$–	$–	$8	$–	$791
Life insurance	916	569	–	228	27	–	1,740
Health insurance	1,004	560	–	4	4	–	1,572
Total gross premiums	2,652	1,180	–	232	39	–	4,103
Less: ceded premiums	1,420	151	–	9	–	–	1,580
Net investment income (loss)	(741)	(797)	2	(159)	(423)	(16)	(2,134)
Fee income	243	50	901	75	40	(16)	1,293
Total revenue	734	282	903	139	(344)	(32)	1,682
Less:
Total benefits and expenses	299	76	634	34	(324)	(32)	687
Income tax expense (benefit)	100	72	107	12	(46)	–	245
Total net income (loss)	$335	$134	$162	$93	$26	$–	$750
2014
Gross premiums:
Annuities	$511	$72	$–	$–	$3	$–	$586
Life insurance	883	640	–	183	25	–	1,731
Health insurance	965	470	–	4	2	–	1,441
Total gross premiums	2,359	1,182	–	187	30	–	3,758
Less: ceded premiums	1,244	128	–	8	6	–	1,386
Net investment income (loss)	1,569	800	3	261	219	(14)	2,838
Fee income	221	45	756	56	44	(17)	1,105
Total revenue	2,905	1,899	759	496	287	(31)	6,315
Less:
Total benefits and expenses	2,691	1,762	572	449	283	(31)	5,726
Income tax expense (benefit)	26	36	86	10	(24)	–	134
Total net income (loss)	$188	$101	$101	$37	$28	$–	$455

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	39

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$1,082	$94	$–	$–	$13	$–	$1,189
Life insurance	1,822	1,104	–	485	53	–	3,464
Health insurance	2,034	1,121	–	8	10	–	3,173
Total gross premiums	4,938	2,319	–	493	76	–	7,826
Less: ceded premiums	2,775	297	–	18	6	–	3,096
Net investment income (loss)	1,685	4	1	93	(16)	(31)	1,736
Fee income	484	101	1,770	148	80	(35)	2,548
Total revenue	4,332	2,127	1,771	716	134	(66)	9,014
Less:
Total benefits and expenses	3,762	1,866	1,256	532	112	(66)	7,462
Income tax expense (benefit)	90	92	205	23	(70)	–	340
Total net income (loss)	$480	$169	$310	$161	$92	$–	$1,212
2014
Gross premiums:
Annuities	$884	$138	$–	$–	$12	$–	$1,034
Life insurance	1,750	1,268	–	369	52	–	3,439
Health insurance	1,959	952	–	7	5	–	2,923
Total gross premiums	4,593	2,358	–	376	69	–	7,396
Less: ceded premiums	2,518	249	–	16	13	–	2,796
Net investment income (loss)	3,345	1,761	1	442	483	(28)	6,004
Fee income	437	88	1,484	107	86	(31)	2,171
Total revenue	5,857	3,958	1,485	909	625	(59)	12,775
Less:
Total benefits and expenses	5,370	3,711	1,124	819	671	(59)	11,636
Income tax expense (benefit)	54	67	164	21	(55)	–	251
Total net income (loss)	$433	$180	$197	$69	$9	$–	$888

4.    Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
June 30, 2015
Debt securities	$54,044	$12,706	$–	$66,750
Equity securities	$4,565	$910	$–	$5,475
Other invested assets	$1,592	$153	$972	$2,717

December 31, 2014
Debt securities	$53,127	$13,087	$–	$66,214
Equity securities	$4,357	$866	$–	$5,223
Other invested assets	$1,347	$136	$892	$2,375

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

40	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Fair value change:
Cash, cash equivalents and short-term securities	$(1)	$(2)	$17	$4
Debt securities	(2,977)	959	(723)	2,418
Equity securities	(96)	174	52	330
Derivative investments	(380)	647	(1,063)	554
Other invested assets	(8)	–	38	31
Total change in fair value through profit or loss assets and liabilities	(3,462)	1,778	(1,679)	3,337
Fair value changes on investment properties	60	36	116	97
Foreign exchange gains (losses)(1)(2)	(98)	(254)	558	47
Fair value and foreign currency changes on assets and liabilities	$(3,500)	$1,560	$(1,005)	$3,481

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	Foreign exchange gains (losses) for 2014 have been reclassified from Interest and other investment income to be consistent with current year presentation.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 and $2 during the three and six months ended June 30, 2015, respectively ($1 and $15 for the three and six months ended June 30, 2014).

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2015	December 31, 2014	June 30, 2014
Cash	$1,193	$1,283	$962
Cash equivalents	3,145	2,085	2,004
Short-term securities	3,116	3,450	2,850
Cash, cash equivalents and short-term securities	7,454	6,818	5,816
Less: Bank overdraft, recorded in Other liabilities	132	4	75
Net cash, cash equivalents and short-term securities	$7,322	$6,814	$5,741

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	41

The carrying value and fair value of the securitized mortgages as at June 30, 2015 are $394 and $410, respectively ($299 and $311 as at December 31, 2014). The carrying value and fair value of the associated liabilities as at June 30, 2015 are $402 and $419, respectively ($303 and $313 as at December 31, 2014). The carrying value of asset-backed securities in the PRA as at June 30, 2015 and December 31, 2014 are $10 and $6, respectively. There are no cash and cash equivalents in the PRA as at June 30, 2015 and December 31, 2014.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2014 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2015 and December 31, 2014.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2014 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at June 30, 2015	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,565	$889	$–	$7,454
Debt securities – fair value through profit or loss	1,022	52,251	771	54,044
Debt securities – available-for-sale	273	12,091	342	12,706
Equity securities – fair value through profit or loss	2,643	1,757	165	4,565
Equity securities – available-for-sale	746	164	–	910
Derivative assets	15	1,586	–	1,601
Other invested assets	748	74	923	1,745
Investment properties	–	–	6,372	6,372
Total invested assets measured at fair value	$12,012	$68,812	$8,573	$89,397
Investments for account of segregated fund holders	$28,370	$61,409	$721	$90,500
Total assets measured at fair value	$40,382	$130,221	$9,294	$179,897
Liabilities
Investment contract liabilities	$–	$5	$5	$10
Derivative liabilities	8	2,159	–	2,167
Total liabilities measured at fair value	$8	$2,164	$5	$2,177

42	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at June 30, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,748	$18	$1,766
Canadian provincial and municipal government	–	10,256	37	10,293
U.S. government and agency	1,022	54	9	1,085
Other foreign government	–	5,739	26	5,765
Corporate	–	31,841	480	32,321
Asset-backed securities:
Commercial mortgage-backed securities	–	1,366	75	1,441
Residential mortgage-backed securities	–	910	3	913
Collateralized debt obligations	–	30	70	100
Other	–	307	53	360
Total debt securities – fair value through profit or loss	$1,022	$52,251	$771	$54,044

Debt securities – available-for-sale consist of the following:

As at June 30, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,537	$–	$1,537
Canadian provincial and municipal government	–	855	–	855
U.S. government and agency	273	–	–	273
Other foreign government	–	711	4	715
Corporate	–	7,536	66	7,602
Asset-backed securities:
Commercial mortgage-backed securities	–	909	9	918
Residential mortgage-backed securities	–	188	–	188
Collateralized debt obligations	–	–	202	202
Other	–	355	61	416
Total debt securities – available-for-sale	$273	$12,091	$342	$12,706

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,596	$1,222	$–	$6,818
Debt securities – fair value through profit or loss	1,125	51,111	891	53,127
Debt securities – available-for-sale	345	12,462	280	13,087
Equity securities – fair value through profit or loss	2,626	1,606	125	4,357
Equity securities – available-for-sale	722	144	–	866
Derivative assets	21	1,818	–	1,839
Other invested assets	625	70	788	1,483
Investment properties	–	–	6,108	6,108
Total invested assets measured at fair value	$11,060	$68,433	$8,192	$87,685
Investments for account of segregated fund holders	$27,510	$55,898	$530	$83,938
Total assets measured at fair value	$38,570	$124,331	$8,722	$171,623
Liabilities
Investment contract liabilities	$–	$11	$5	$16
Derivative liabilities	13	1,590	–	1,603
Total liabilities measured at fair value	$13	$1,601	$5	$1,619

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	43

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,814	$17	$1,831
Canadian provincial and municipal government	–	10,314	21	10,335
U.S. government and agency	1,125	50	8	1,183
Other foreign government	–	5,234	71	5,305
Corporate	–	31,050	611	31,661
Asset-backed securities:
Commercial mortgage-backed securities	–	1,388	28	1,416
Residential mortgage-backed securities	–	742	31	773
Collateralized debt obligations	–	28	71	99
Other	–	491	33	524
Total debt securities – fair value through profit or loss	$1,125	$51,111	$891	$53,127

Debt securities – available-for-sale consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,717	$–	$1,717
Canadian provincial and municipal government	–	768	–	768
U.S. government and agency	345	61	–	406
Other foreign government	–	535	1	536
Corporate	–	7,929	99	8,028
Asset-backed securities:
Commercial mortgage-backed securities	–	939	3	942
Residential mortgage-backed securities	–	215	–	215
Collateralized debt obligations	–	–	136	136
Other	–	298	41	339
Total debt securities – available-for-sale	$345	$12,462	$280	$13,087

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2015 and June 30, 2014.

44	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended June 30, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,045	$(8)	$–	$47	$(5)	$(42)	$64	$(328)	$(2)	$771	$(22)
Debt securities – available-for-sale	437	–	–	79	(3)	(6)	–	(162)	(3)	342	–
Equity securities – fair value through profit or loss	161	3	–	4	(2)	–	–	–	(1)	165	4
Other invested assets	881	(3)	(5)	72	(21)	–	–	–	(1)	923	(3)
Investment properties	6,260	52	–	105	(24)	–	–	–	(21)	6,372	59
Total invested assets measured at fair value	$8,784	$44	$(5)	$307	$(55)	$(48)	$64	$(490)	$(28)	$8,573	$38
Investments for account of segregated fund holders	$611	$(1)	$–	$93	$(3)	$–	$6	$(6)	$21	$721	$8
Total assets measured at fair value	$9,395	$43	$(5)	$400	$(58)	$(48)	$70	$(496)	$(7)	$9,294	$46
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and Other Comprehensive Income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	45

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the six months ended June 30, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$891	$8	$–	$172	$(7)	$(53)	$82	$(358)	$36	$771	$(19)
Debt securities – available-for-sale	280	3	–	205	(3)	(10)	8	(152)	11	342	–
Equity securities – fair value through profit or loss	125	9	–	27	(2)	–	–	–	6	165	9
Other invested assets	788	29	(5)	139	(32)	–	–	–	4	923	30
Investment properties	6,108	96	–	156	(115)	–	–	–	127	6,372	143
Total invested assets measured at fair value	$8,192	$145	$(5)	$699	$(159)	$(63)	$90	$(510)	$184	$8,573	$163
Investments for account of segregated fund holders	$530	$27	$–	$120	$(10)	$(1)	$16	$(6)	$45	$721	$34
Total assets measured at fair value	$8,722	$172	$(5)	$819	$(169)	$(64)	$106	$(516)	$229	$9,294	$197
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

46	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended June 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,189	$(4)	$–	$98	$(14)	$(19)	$64	$(550)	$(14)	$750	$(3)
Debt securities – available-for-sale	309	–	2	32	(8)	(22)	–	(110)	(6)	197	2
Equity securities – fair value through profit or loss	119	6	–	–	–	–	–	–	(2)	123	6
Other invested assets	679	(16)	3	46	(20)	–	–	–	(2)	690	(16)
Investment properties	6,104	28	–	49	(73)	–	–	–	(54)	6,054	31
Total invested assets measured at fair value	$8,400	$14	$5	$225	$(115)	$(41)	$64	$(660)	$(78)	$7,814	$20
Investments for account of segregated fund holders	$520	$9	$–	$28	$(10)	$–	$–	$–	$(4)	$543	$14
Total assets measured at fair value	$8,920	$23	$5	$253	$(125)	$(41)	$64	$(660)	$ (82)	$8,357	$34
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–
Total liabilities measured at fair value	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	47

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the six months ended June 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$–	$–	$295	$(30)	$(26)	$69	$(581)	$6	$750	$(4)
Debt securities – available-for-sale	307	(1)	6	152	(99)	(25)	–	(144)	1	197	6
Equity securities – fair value through profit or loss	115	8	–	–	–	–	–	–	–	123	7
Other invested assets	618	14	5	90	(39)	–	–	–	2	690	15
Investment properties	6,092	68	–	89	(207)	–	–	–	12	6,054	92
Total invested assets measured at fair value	$8,149	$89	$11	$626	$(375)	$(51)	$69	$(725)	$21	$7,814	$116
Investments for account of segregated fund holders	$482	$17	$–	$49	$(17)	$–	$–	$(2)	$14	$543	$22
Total assets measured at fair value	$8,631	$106	$11	$675	$(392)	$(51)	$69	$(727)	$35	$8,357	$138
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–
Total liabilities measured at fair value	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

5.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2014 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2015. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

48	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.     Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended June 30, 2015			For the six months ended June 30, 2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$101,808	$4,161	$97,647	$95,243	$3,671	$91,572
Change in balances on in-force policies	(3,686)	88	(3,774)	(1,376)	37	(1,413)
Balances arising from new policies	704	29	675	1,414	215	1,199
Method and assumption changes	7	4	3	135	62	73
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(2,975)	121	(3,096)	173	314	(141)
Foreign exchange rate movements	(265)	(48)	(217)	3,152	249	2,903
Balances before Other policy liabilities and assets, end of period	98,568	4,234	94,334	98,568	4,234	94,334
Other policy liabilities and assets	6,139	419	5,720	6,139	419	5,720
Balances, end of period	$104,707	$4,653	$100,054	$104,707	$4,653	$100,054

	For the three months ended June 30, 2014			For the six months ended June 30, 2014
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$87,079	$3,470	$83,609	$83,426	$3,414	$80,012
Change in balances on in-force policies	1,948	141	1,807	3,632	64	3,568
Balances arising from new policies	431	24	407	1,022	47	975
Method and assumption changes	(11)	1	(12)	(57)	1	(58)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,368	166	2,202	4,597	112	4,485
Foreign exchange rate movements	(1,056)	(101)	(955)	368	9	359
Balances before Other policy liabilities and assets, end of period	88,391	3,535	84,856	88,391	3,535	84,856
Other policy liabilities and assets	5,690	382	5,308	5,690	382	5,308
Balances, end of period	$94,081	$3,917	$90,164	$94,081	$3,917	$90,164

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2015		For the six months ended June 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$17	$2,129	$16	$2,142
Deposits	–	81	–	179
Interest	–	10	–	21
Withdrawals	(6)	(69)	(6)	(199)
Fees	–	(2)	–	(2)
Change in fair value	–	–	–	–
Other	(1)	–	(1)	5
Foreign exchange rate movements	–	–	1	3
Balances, end of period	$10	$2,149	$10	$2,149

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	49

	For the three months ended June 30, 2014		For the six months ended June 30, 2014
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$18	$2,089	$18	$2,000
Deposits	–	88	–	264
Interest	–	11	–	21
Withdrawals	–	(104)	–	(208)
Fees	–	(1)	–	(2)
Change in fair value	1	–	1	–
Other	1	6	1	12
Foreign exchange rate movements	(1)	(1)	(1)	1
Balances, end of period	$19	$2,088	$19	$2,088

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balances, beginning of period	$718	$628	$661	$584
Change in liabilities on in-force policies	(32)	10	(31)	13
Liabilities arising from new policies	3	3	3	21
Increase (decrease) in liabilities	(29)	13	(28)	34
Foreign exchange rate movements	(6)	(19)	50	4
Balances, end of period	$683	$622	$683	$622

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Maturities and surrenders	$732	$699	$1,442	$1,488
Annuity payments	434	320	866	632
Death and disability benefits	852	808	1,751	1,609
Health benefits	1,147	1,036	2,288	2,055
Policyholder dividends and interest on claims and deposits	296	273	544	555
Total gross claims and benefits paid	$3,461	$3,136	$6,891	$6,339

7.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Recovered claims and benefits	$1,373	$1,167	$2,610	$2,318
Commissions	14	14	28	26
Reserve adjustments	6	41	75	77
Operating expenses and other	130	129	263	255
Reinsurance (expenses) recoveries	$1,523	$1,351	$2,976	$2,676

50	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.    Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2015		June 30, 2014		June 30, 2015		June 30, 2014
		%		%		%		%
Total net income (loss)	$750		$455		$1,212		$888
Add: Income tax expense (benefit)	245		134		340		251
Total net income (loss) before income taxes	$995		$589		$1,552		$1,139
Taxes at the combined Canadian federal and provincial statutory income tax rate	$266	26.8	$156	26.5	$415	26.8	$302	26.5

Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	16	1.6	15	2.5	24	1.5	40	3.5
Tax (benefit) cost of unrecognized tax losses and tax credits	20	2.0	1	0.2	21	1.4	2	0.2
Tax exempt investment income	(24)	(2.4)	(32)	(5.4)	(76)	(4.9)	(77)	(6.8)
Tax rate and other legislative changes	(5)	(0.5)	–	–	(5)	(0.3)	–	–
Adjustments in respect of prior periods, including resolution of tax disputes	(28)	(2.9)	(7)	(1.2)	(35)	(2.3)	(17)	(1.5)
Other	–	–	1	0.2	(4)	(0.3)	1	0.1
Total tax expense (benefit) and effective income tax rate	$245	24.6	$134	22.8	$340	21.9	$251	22.0

In the second quarter of 2015, a provincial corporate tax rate increase from 10% to 12% was enacted in Alberta, Canada. As a result, our statutory tax rate increased from 26.5% in 2014 to 26.75% (rounded to 26.8% in the table above) in 2015 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax (benefit) cost of unrecognized tax losses and tax credits for the three and six months ended June 30, 2015 include unrecognized capital losses arising on finalization of the 2014 Canadian tax filings. In 2014 we had unrecognized tax losses in the U.K.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three and six months ended June 30, 2015 relates primarily to the finalization of the 2014 Canadian tax filings. In 2014, the adjustments related mostly to the resolution of tax audits.

9.    Capital Management

9.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	51

with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2014 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at June 30, 2015 was above the minimum levels that would require any regulatory or corrective action. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2015. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2015.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Common Shares

Changes in common shares issued and outstanding are as follows:

For the six months ended June 30,	2015		2014
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.1	$8,465	609.4	$8,304
Stock options exercised	0.9	33	0.8	25
Common shares purchased for cancellation(1)	(5.3)	(74)	–	–
Shares issued under the dividend reinvestment and share purchase plan(2)	1.0	41	1.2	48
Shares issued as consideration for business acquisition (Note 2)	0.9	34	–	–
Balance, end of period	610.6	$8,499	611.4	$8,377

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase and cancel up to 9 million common shares between November 10, 2014 and November 9, 2015, through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms, at prevailing market rates. The common shares purchased and cancelled under this program during the first two quarters of 2015 were purchased at an average price per share of $39.97 for a total price of $212. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

Common shares issued under the SLF Inc.‘s Dividend Reinvestment and Share Purchase Plan for dividend reinvestments in the first two quarters of 2015 and 2014 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

9.B.ii Preferred Shares

On May 13, 2015, SLF Inc. announced that it did not intend to exercise its right to redeem its Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the “Series 8R Shares”) on June 30, 2015 and therefore, holders of these shares had a right to convert all or part of their Series 8R Shares on a one for one basis into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (the “Series 9QR Shares”) on June 30, 2015. On June 30, 2015, 6.0 million of the 11.2 million Series 8R Shares were converted into Series 9QR Shares. As a result, 5.2 million Series 8R Shares and 6.0 million of the Series 9QR Shares were outstanding as at June 30, 2015. On June 30, 2015, the quarterly dividend rate on the Series 8R Shares was reset for the period commencing on June 30, 2015 to but excluding June 30, 2020 to 2.275% per annum. Holders of the Series 9QR Shares will receive a floating non-cumulative quarterly dividend at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. The initial dividend rate on the Series 9QR Shares for the period commencing on June 30, 2015 to but excluding September 30, 2015, is 2.075% per annum. Subject to regulatory approval, SLF Inc. may redeem the Series 8R Shares and the Series 9QR Shares in whole or in part, at par, on June 30, 2020 and on June 30 every five years thereafter and may redeem the Series 9QR Shares on any other date at $25.50 per share.

On June 30, 2014, SLF Inc. redeemed all of its $250 Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R at a redemption price of $25.00 per share, together with all declared and unpaid dividends. At redemption, we recorded $246 to Preferred shares and $4 to Retained earnings in our Interim Consolidated Statement of Changes in Equity.

9.B.iii Subordinated Debt

On March 31, 2014, SLF Inc. redeemed all of the outstanding $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019, at a redemption price equal to the principal amount together with accrued and unpaid interest.

On May 13, 2014, SLF Inc. issued $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024 (the “Debentures”). The net proceeds of $249 were used for general corporate purposes. The Debentures

52	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

bear interest at a fixed rate of 2.77% per annum payable in equal semi-annual instalments to, but excluding May 13, 2019, and, from May 13, 2019 to but excluding the maturity date, May 13, 2024, at a variable rate equal to the Canadian Dealer Offered Rate plus 0.75% per annum payable in quarterly instalments. At SLF Inc.‘s option, and subject to prior approval of OSFI, SLF Inc. may redeem the Debentures, in whole or in part, on or after May 13, 2019 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

10.    Segregated Funds

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2015	December 31, 2014
Segregated and mutual fund units	$75,054	$69,402
Equity securities	11,368	10,600
Debt securities	3,142	3,050
Cash, cash equivalents and short-term securities	652	686
Investment properties	453	391
Mortgages	32	30
Other assets	169	99
Total assets	$90,870	$84,258
Less: Liabilities arising from investing activities	$370	$320
Total investments for account of segregated fund holders	$90,500	$83,938

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balances, beginning of period	$81,821	$72,847	$7,846	$7,207
Additions to segregated funds:
Deposits	4,448	2,582	39	29
Net transfer (to) from general funds	(30)	(13)	–	–
Net realized and unrealized gains (losses)	(1,533)	1,905	(151)	54
Other investment income	269	230	66	61
Total additions	$3,154	$4,704	$(46)	$144
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,216	1,848	266	114
Management fees	198	188	24	22
Taxes and other expenses	29	34	1	2
Foreign exchange rate movements	(181)	149	(278)	84
Total deductions	$2,262	$2,219	$13	$222
Net additions (deductions)	$892	$2,485	$(59)	$(78)
Balances, end of period	$82,713	$75,332	$7,787	$7,129

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	53

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balances, beginning of period	$76,736	$69,088	$7,202	$7,053
Additions to segregated funds:
Deposits	6,826	5,123	72	64
Net transfer (to) from general funds	(13)	(6)	–	–
Net realized and unrealized gains (losses)	2,562	4,563	228	(57)
Other investment income	650	419	110	112
Total additions	$10,025	$10,099	$410	$119
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	4,354	3,673	373	237
Management fees	396	370	44	44
Taxes and other expenses	77	61	7	4
Foreign exchange rate movements	(779)	(249)	(599)	(242)
Total deductions	$4,048	$3,855	$(175)	$43
Net additions (deductions)	$5,977	$6,244	$585	$76
Balances, end of period	$82,713	$75,332	$7,787	$7,129

11.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2015
Revenue	$101	$727	$686	$168	$1,682
Shareholders’ net income (loss)	$752	$518	$183	$(701)	$752

June 30, 2014
Revenue	$166	$5,479	$1,255	$(585)	$6,315
Shareholders’ net income (loss)	$455	$349	$10	$(359)	$455

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2015
Revenue	$189	$7,134	$1,964	$(273)	$9,014
Shareholders’ net income (loss)	$1,219	$881	$251	$(1,132)	$1,219

June 30, 2014
Revenue	$160	$11,152	$2,538	$(1,075)	$12,775
Shareholders’ net income (loss)	$884	$719	$154	$(873)	$884

54	Sun Life Financial Inc.	Second Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2015
Invested assets	$20,615	$123,232	$5,475	$(19,427)	$129,895
Total other general fund assets	$9,348	$18,339	$19,903	$(32,013)	$15,577
Investments for account of segregated fund holders	$–	$90,451	$49	$–	$90,500
Insurance contract liabilities	$–	$104,997	$5,899	$(6,189)	$104,707
Investment contract liabilities	$–	$2,842	$–	$–	$2,842
Total other general fund liabilities	$9,966	$18,413	$18,061	$(28,653)	$17,787

December 31, 2014
Invested assets	$19,211	$118,450	$5,412	$(17,922)	$125,151
Total other general fund assets	$9,354	$17,074	$19,124	$(31,284)	$14,268
Investments for account of segregated fund holders	$–	$83,891	$47	$–	$83,938
Insurance contract liabilities	$–	$101,440	$5,700	$(5,912)	$101,228
Investment contract liabilities	$–	$2,819	$–	$–	$2,819
Total other general fund liabilities	$9,834	$17,112	$17,925	$(28,371)	$16,500

12.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Common shareholders’ net income (loss) for basic earnings per share	$726	$425	$1,167	$825
Add: increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$728	$427	$1,172	$830
Weighted average number of common shares outstanding for basic earnings per share (in millions)	612	611	612	610
Add: dilutive impact of stock options(2) (in millions)	1	2	1	2
Add: dilutive impact of convertible securities(1) (in millions)	5	5	5	6
Weighted average number of common shares outstanding on a diluted basis (in millions)	618	618	618	618
Basic earnings (loss) per share	$1.19	$0.70	$1.91	$1.35
Diluted earnings (loss) per share	$1.18	$0.69	$1.90	$1.34

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 2 million stock options for the three and six months ended June 30, 2015 (3 million for the three and six months ended June 30, 2014) because these stock options were antidilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2015	55